Exhibit 99.4

EXECUTED VERSION

THIS SECOND AMENDMENT AGREEMENT (this “Amendment Agreement”) is made as of the 20th day of September, 2019.

BETWEEN:

MAVERIX METALS INC.

(as “Borrower”)

- and -

CERTAIN OF THE BORROWER’S SUBSIDIARIES

(as “Guarantors”)

- and -

THE LENDERS FROM TIME TO TIME PARTY TO

THE CREDIT AGREEMENT

(as “Lenders”)

- and -

CANADIAN IMPERIAL BANK OF COMMERCE

(as “Agent”)

WHEREAS the Borrower, the Guarantors, the Agent and the Lenders are party to a credit agreement dated as of June 20, 2018, as amended by a first amendment agreement dated as of April 5, 2019 (as amended, the “Credit Agreement”);

AND WHEREAS the parties hereto wish to amend certain terms and conditions of the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the premises, the covenants herein contained and other valuable consideration, the parties hereto agree to amend the Credit Agreement as provided herein:

1.                                                                                      General

In this Amendment Agreement (including the recitals) unless otherwise defined or the context otherwise requires, all capitalized terms shall have the respective meanings specified in the Credit Agreement.

2.                                                                                      To be Read with Credit Agreement

This Amendment Agreement is an amendment to the Credit Agreement. Unless the context of this Amendment Agreement otherwise requires, the Credit Agreement and this Amendment Agreement shall be read together and shall have effect as if the provisions of the Credit Agreement and this Amendment Agreement were contained in one agreement.

3.                                                                                      Amendments

Upon the satisfaction of the conditions precedent set forth in Section 6 of this Amendment Agreement, the Credit Agreement shall be deemed to have been amended as follows:

(a)                                 by deleting the reference to “US$50,000,000” on the cover page and replacing it with “US$120,000,000”;

(b)                                 by deleting the reference to “Canadian Imperial Bank of Commerce, Sole Lead Arranger and Sole Bookrunner” on the cover page and replacing it with the following:

“CANADIAN IMPERIAL BANK OF COMMERCE

NATIONAL BANK FINANCIAL

Joint Bookrunners and Co-Lead Arrangers”

(c)                                  by adding the following to the cover page:

“NATIONAL BANK FINANCIAL

Syndication Agent”

(d)                                 by deleting the reference to “US$10,000,000” in paragraph (c) of the definition of “Permitted Investments” set out in Section 1.1 of the Credit Agreement and replacing it with “5% of the Borrower’s consolidated assets as at the end of the most recently completed Fiscal Quarter at the time the determination is to be made”;

(e)                                  by deleting the first reference to “US$75,000,000” in Section 2.1(a) of the Credit Agreement and replacing it with “US$120,000,000”;

(f)                                   by deleting the reference to “US$75,000,000” in Section 2.1(c) of the Credit Agreement and replacing it with “US$120,000,000”;

(g)                                  by deleting Section 6.9 in its entirety and replacing it with the new Section 6.9 set out in Schedule A hereto;

(h)                                 by deleting the reference to “3.50:1” in Section 8.1(a)(i) and replacing it with “4.00:1”;

(i)                                     by deleting Section 8.1(b)(i) in its entirety;

(j)                                    by deleting the table in Schedule A and replacing it with the following:

Lender	Commitment	Applicable Percentage

Canadian Imperial Bank of Commerce	US$47,500,000	39.5833%

National Bank of Canada	US$47,500,000	39.5833%

The Bank of Nova Scotia	US$25,000,000	20.8334%

(k)                                 by deleting the reference to “[3.50/4.00]:1” in Section 2(a) of Schedule C and replacing it with “4.00:1”.

4.                                                                                      Existing LIBOR Advances

As of the date of this Amendment Agreement, the Persons who were Lenders immediately prior to the date of this Amendment Agreement (the “Existing Lenders”) made LIBOR Advances to the Borrower in the aggregate principal amount of US$51,000,000 (the “Existing LIBOR Advances”). The LIBOR Period in respect of such Existing LIBOR Advances ends on October 9, 2019 (the “Existing LIBOR Maturity Date”). The parties acknowledge that an interest in the Existing LIBOR Advances may not be acquired by any Person who became a Lender on the date of this Amendment Agreement (the “New Lenders”) prior to the Existing LIBOR Maturity Date and that the Existing LIBOR Advances will need to be retained by the Existing Lenders. Accordingly, in order to give effect to the Applicable Percentage of Lenders in respect to the Credit to the extent possible on the date of this Amendment Agreement, the parties agree as follows:

(a)                                 the Agent will disproportionately allocate (as it may determine in its reasonable discretion) any Advances to be made to the Borrower from and after the date of this Amendment Agreement and until the Existing LIBOR Maturity Date to the New Lenders so as to permit them to have outstanding Advances as close as possible to their respective Applicable Percentages, having regard to the Existing Lenders’ interest in the Existing LIBOR Advances and, accordingly, the respective pro rata share of each of the Lenders in the outstanding Advances may not correspond to their respective Applicable Percentages; and

(b)                                 when Advances and repayments are made under the Credit after the date of this Amendment Agreement (including any rollover or conversion of the Existing LIBOR Advances on the Existing LIBOR Maturity Date), the Agent will be entitled to allocate and reallocate Advances and payments as it may determine, and the adjusting payments that need to be made amongst Lenders, in order to ensure that their respective pro rata interests in outstanding Advances equal as closely as possible their respective Applicable Percentages.

5.                                                                                      Representations and Warranties

Each Obligor represents and warrants to the Agent and each Lender, acknowledging and confirming that the Agent and each Lender is relying thereon without independent inquiry in entering into this Amendment Agreement, that:

(a)                                 the representations and warranties set forth in Section 7.1 of the Credit Agreement are true and correct in all respects on and as of the date of this Amendment Agreement, by reference to the facts and circumstances then existing (except to the extent such representations and warranties relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date);

(b)                                 (i) all necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance of this Amendment Agreement by each Obligor; (ii) each Obligor has duly executed and delivered this Amendment

Agreement; and (iii) this Amendment Agreement is a legal, valid and binding obligation of each of the Obligors, enforceable against such Obligor by the Agent and the Lenders in accordance with its terms, except to the extent that the enforceability thereof may be limited by applicable bankruptcy, insolvency, moratorium, reorganization and other laws of general application limiting the enforcement of creditor’s rights generally and the fact that the courts may deny the granting or enforcement of equitable remedies;

(c)                                  no Default or Event of Default exists;

(d)                                 all consents and approvals required in connection with the execution and delivery by each of the Obligors of this Amendment Agreement have been obtained; and

(e)                                  the execution and delivery of this Amendment Agreement does not conflict with or contravene any agreement to which any Obligor is party.

6.                                                                                      Conditions Precedent

This Amendment Agreement shall be effective once the Agent and the Lenders are satisfied that the following terms and conditions have been fulfilled:

(a)                                 this Amendment Agreement shall have been duly executed and delivered by each of the Obligors, the Agent and the Lenders;

(b)                                 the Agent shall have received:

(i)                                     an executed acknowledgement and confirmation agreement, in form and substance satisfactory to the Agent, from each of the Obligors, as to the continuing effectiveness of the Security Documents delivered by such Obligor under the Credit Agreement;

(ii)                                  a certificate of each of the Obligors certifying (A) as to its Constating Documents (copies of which are attached to that certificate, or including a statement that no changes have been made to such Constating Documents since June 20, 2018) and such other corporate information as the Agent may reasonably require and (B) a list of its officers and directors with specimens of the signatures of those who are executing this Amendment Agreement, and all other documents relating to this Amendment Agreement, on its behalf and the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under this Amendment Agreement, and all other documents relating to this Amendment Agreement;

(iii)                               to the extent not previously delivered, an updated Compliance Certificate from the Borrower for the twelve months ended June 30, 2019; and

(iv)                              a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of each of the Obligors and for each jurisdiction where such Obligor carries on business;

(c)                                  the Agent must have received payment of all fees payable to the Agent, the Lenders or any of them in connection with this Amendment Agreement, and the reimbursement of all documented expenses incurred and reimbursable by the Borrower pursuant to Section 7 including legal fees;

(d)                                 the representations and warranties set forth in Section 7.1 of the Credit Agreement shall be true and correct in all respects on and as of the date of this Amendment Agreement, by reference to the facts and circumstances then existing (except to the extent such representations and warranties relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date) and the Borrower shall have delivered an officer’s certificate to the Agent to such effect; and

(e)                                  no Default or Event of Default shall have occurred and be continuing and the Borrower shall have delivered an officer’s certificate to the Agent to such effect.

7.                                                                                      Expenses

The Borrower shall pay all reasonable out-of-pocket expenses incurred by the Agent and the Lenders, including the fees, charges and disbursements of counsel for the Agent and the Lenders, in connection with the preparation, settlement, execution and delivery of this Amendment Agreement.

8.                                                                                      Continuance of Credit Agreement

The Credit Agreement, as changed, altered, amended or modified by this Amendment Agreement, shall be and continue in full force and effect and is hereby confirmed and the rights and obligations of all parties thereunder shall not be affected or prejudiced in any manner except as specifically provided for herein.

9.                                                                                      Counterparts

This Amendment Agreement may be executed in counterparts (and by different parties hereto in different counterparts), each of which shall constitute an original, but all of which when taken together shall constitute a single contract. Delivery of an executed counterpart of a signature page of this Amendment Agreement by telecopy or by sending a scanned copy by electronic mail shall be effective as delivery of a manually executed counterpart of this Amendment Agreement.

10.                                                                               Governing Law

This Amendment Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in Ontario.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed this Amendment Agreement as of the day and year first above written.

MAVERIX METALS INC., as Borrower

by	/s/ “C. Warren Beil”
	Name:	C. Warren Beil
	Title:	General Counsel

MAVERIX METALS (NEVADA) INC., as Guarantor

by	/s/ “C. Warren Beil”
	Name:	C. Warren Beil
	Title:	Director

Executed as a deed by MAVERIX METALS (AUSTRALIA) PTY LTD ACN 616 221 008 in accordance with section 127 of the Corporations Act 2001 (Cth), as Guarantor:

/s/ “Matthew Fargey”	/s/ “C. Warren Beil”
Signature of director	Signature of company
secretary/director

Matthew G. Fargey	C. Warren Beil
Full name of director	Full name of company
secretary/director

Signature page to the Second Amending Agreement

Canadian Imperial Bank of Commerce		CANADIAN IMPERIAL BANK OF COMMERCE, as Agent
595 Bay Street, 5th Floor
Toronto, ON M5G 2C2

Attention:	Global Agent Services	by	/s/ “Peter Rawlins”
Fax:	[Redacted]		Name:	Peter Rawlins
Email:	[Redacted]		Title:	Managing Director

/s/ “Mark Saraiva”
			Name:	Mark Saraiva
			Title:	Director

Canadian Imperial Bank of Commerce 161 Bay Street, 8th Floor Toronto, ON M5J 2S8		CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

Attention:	Peter Rawlins	by	/s/ “Peter Rawlins”
Fax:	[Redacted]		Name:	Peter Rawlins
Email:	[Redacted]		Title:	Managing Director

/s/ “Mark Saraiva”
			Name:	Mark Saraiva
			Title:	Director

National Bank of Canada		NATIONAL BANK OF CANADA, as Lender
130 King Street West, 32nd Floor
Toronto, ON M5X 1J9

Attention:	Allan Fordyce	by	/s/ “Allan Fordyce”
Fax:	[Redacted]		Name:	Allan Fordyce
Telephone:	[Redacted]		Title:	Managing Director
Email:	[Redacted]
/s/ “David Torrey”
			Name:	David Torrey
			Title:	Managing Director

The Bank of Nova Scotia		THE BANK OF NOVA SCOTIA, as Lender
40 King Street West, 62nd Floor
Toronto, ON M5W 2X6

Attention:	Stephen MacNeil	by	/s/ “Stephen MacNeil”
Tel:	[Redacted]		Name:	Stephen MacNeil
Email:	[Redacted]		Title:	Director

/s/ “Monik Vora”
			Name:	Monik Vora
			Title:	Associate Director

Signature Page to the Second Amending Agreement

SCHEDULE A

LIBOR REPLACEMENT

6.9                                                                               Termination of LIBOR Advances

(a)                                 If at any time a Lender determines, acting reasonably, (which determination shall be conclusive and binding on the Borrower) that:

(i)                                     the LIBO Rate does not adequately reflect the effective cost to the Lender of making or maintaining a LIBOR Advance; or

(ii)                                  it cannot readily obtain or retain funds in the London interbank market in order to fund or maintain any LIBOR Advance for a LIBOR Period selected by the Borrower or cannot otherwise perform its obligations hereunder with respect to any LIBOR Advance for any such period;

then the Lender shall inform the Agent and upon at least four (4) Banking Days written notice by the Agent to the Borrower; and

(iii)                               the right of the Borrower to request LIBOR Advances for such period from that Lender shall be and remain suspended until the Agent notifies the Borrower that any condition causing such determination no longer exists; and

(iv)                              if the Lender is prevented from maintaining a LIBOR Advance, the Borrower shall, at its option, either repay the LIBOR Advance to that Lender or convert the LIBOR Advance into other forms of Advance which are permitted by this Agreement, and the Borrower shall be responsible for any loss or expense that the Lender incurs as a result, including breakage costs, if the Lender is prevented from maintaining a LIBOR Advance.

(b)                                 If at any time the Agent determines that the LIBO Rate is not determinable pursuant to clause (a) or (b) in the definition of “LIBO Rate”, the Agent shall so notify the Borrower, and the right of the Borrower to request LIBOR Advances for such period shall be and remain suspended until the Agent notifies the Borrower that any condition causing such determination no longer exists.

(c)                                  Notwithstanding anything to the contrary herein or in any other Loan Document, upon the occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, the Agent and the Borrower may amend this Agreement to replace the LIBO Rate with a Benchmark Replacement. Any such amendment with respect to a Benchmark Transition Event will become effective at 5:00 p.m. on the fifth (5th) Banking Day after the Agent has posted such proposed amendment to all Lenders and the Borrower so long as the Agent has not received, by such time, written notice of objection to such amendment from Lenders comprising the Required Lenders. Any such amendment with respect to an Early Opt-in Election will become effective on the date that Lenders comprising the Required Lenders have delivered to the Agent written notice that such Required Lenders accept such amendment. No replacement of the LIBO Rate with a Benchmark Replacement pursuant to this Section 6.9(c) will occur prior to the applicable Benchmark Transition Start Date. In connection with the implementation of a Benchmark Replacement, the Agent will have the right to make Benchmark Replacement Conforming

Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Benchmark Replacement Conforming Changes will become effective without any further action or consent of any other party to this Agreement. The Agent will promptly notify the Borrower and the Lenders of (i) any occurrence of a Benchmark Transition Event or an Early Opt-in Election, as applicable, and its related Benchmark Replacement Date and Benchmark Transition Start Date, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Benchmark Replacement Conforming Changes and (iv) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Agent or Lenders pursuant to this Section 6.9(c), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party hereto, except, in each case, as expressly required pursuant to this Section 6.9(c):

“Benchmark Replacement” means the sum of: (a) the alternate benchmark rate (which may include Term SOFR) that has been selected by the Agent and the Borrower giving due consideration to (i) any selection or recommendation of a replacement rate or the mechanism for determining such a rate by the Relevant Governmental Body, or (ii) any evolving or then-prevailing market convention for determining a rate of interest as a replacement to the LIBO Rate for U.S. dollar-denominated syndicated credit facilities, and (b) the Benchmark Replacement Adjustment; provided that, if the Benchmark Replacement as so determined would be less than zero, the Benchmark Replacement will be deemed to be zero for the purposes of this Agreement.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the LIBO Rate with an Unadjusted Benchmark Replacement for each applicable LIBOR Period, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Agent and the Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the LIBO Rate with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body, or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of the LIBO Rate with the applicable Unadjusted Benchmark Replacement for U.S. dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Conforming Changes” means, with respect to any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “LIBOR Period,” the timing and frequency of determining rates and making payments of interest and other administrative matters) that the Agent decides may be appropriate to reflect the adoption and implementation of such Benchmark Replacement and to permit the administration thereof by the Agent in a manner substantially consistent with market practice (or, if the Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Agent determines that no market practice for the administration of the Benchmark Replacement exists, in such other manner of administration as the Agent decides is reasonably necessary in connection with the administration of this Agreement).

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“Benchmark Replacement Date” means the earlier to occur of the following events with respect to the LIBO Rate:

(i)                                     in the case of clause (i) or (ii) of the definition of “Benchmark Transition Event,” the later of (a) the date of the public statement or publication of information referenced therein and (b) the date on which the administrator of the LIBO Rate permanently or indefinitely ceases to provide the LIBO Rate; or

(ii)                                  in the case of clause (iii) of the definition of “Benchmark Transition Event,” the date of the public statement or publication of information referenced therein.

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the LIBO Rate:

(i)                                     a public statement or publication of information by or on behalf of the administrator of the LIBO Rate announcing that such administrator has ceased or will cease to provide the LIBO Rate, permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBO Rate;

(ii)                                  a public statement or publication of information by the regulatory supervisor for the administrator of the LIBO Rate, the U.S. Federal Reserve System, an insolvency official with jurisdiction over the administrator for the LIBO Rate, a resolution authority with jurisdiction over the administrator for the LIBO Rate or a court or an entity with similar insolvency or resolution authority over the administrator for the LIBO Rate, which states that the administrator of the LIBO Rate has ceased or will cease to provide the LIBO Rate permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide the LIBO Rate; or

(iii)                               a public statement or publication of information by the regulatory supervisor for the administrator of the LIBO Rate announcing that the LIBO Rate is no longer representative.

“Benchmark Transition Start Date” means (a) in the case of a Benchmark Transition Event, the earlier of (i) the applicable Benchmark Replacement Date, and (ii) if such Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication) and (b) in the case of an Early Opt-in Election, the date specified by the Agent or the Required Lenders, as applicable, by notice to the Borrower, the Agent (in the case of such notice by the Required Lenders) and the Lenders.

“Benchmark Unavailability Period” means, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred with respect to the LIBO Rate and solely to the extent that the LIBO Rate has not been replaced with a Benchmark Replacement, the period (x) beginning at the time that such Benchmark Replacement

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Date has occurred if, at such time, no Benchmark Replacement has replaced LIBOR for all purposes hereunder in accordance with Section 6.9(c), and (y) ending at the time that a Benchmark Replacement has replaced LIBOR for all purposes hereunder pursuant to Section 6.9(c).

“Early Opt-in Election” means the occurrence of:

(i)                                     a determination by the Agent or

(ii)                                  a notification by the Required Lenders to the Agent (with a copy to the Borrower) that the Required Lenders have determined that U.S. dollar-denominated syndicated credit facilities being executed at such time, or that include language similar to that contained in this Section 6.9(c) are being executed or amended, as applicable, to incorporate or adopt a new benchmark interest rate to replace LIBOR, and

(iii)                               the election by the Agent or the Required Lenders to declare that an Early Opt-in Election has occurred and the provision, as applicable, by the Agent of written notice of such election to the Borrower and the Lenders or by the Required Lenders of written notice of such election to the Agent.

“Federal Reserve Bank of New York’s Website” means the website of the Federal Reserve Bank of New York at http://www.newyorkfed.org, or any successor source.

“Relevant Governmental Body” means the Federal Reserve Board and/or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board and/or the Federal Reserve Bank of New York or any successor thereto.

“SOFR” with respect to any day means the secured overnight financing rate published for such day by the Federal Reserve Bank of New York, as the administrator of the benchmark, (or a successor administrator) on the Federal Reserve Bank of New York’s Website.

“Term SOFR” means the forward-looking term rate based on SOFR that has been selected or recommended by the Relevant Governmental Body.

“Unadjusted Benchmark Replacement” means the Benchmark Replacement excluding the Benchmark Replacement Adjustment.

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